SILLER WILK LLP
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KAREN A. MONROE
PARTNER
E-MAIL: kmonroe@sillerwilk.com

January 11, 2007

VIA EDGAR AND OVERNIGHT COURIER

Mr. H. Christopher Owings
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Comment letter dated November 28, 2006 Re SES Solar Inc. Form 8-K filed October 4, 2006 and Form 10-QSB filed November 20, 2006 Our File No. 00890-03
Dear Mr. Owings:

Reference is made to the above-referenced letter. The following constitutes the responses of our client, SES Solar Inc (the “Company”).

Form 8-K dated September 27, 2006

Page numbers refer to the blacklined version of the Form 8-K Amendment No. 2 or the 10QSBA, as the case may be, enclosed with the courtesy copy of the Company’s response being sent to you via overnight courier.

Forward-Looking Statements

1.  As the Company is a “penny stock” issuer we have amended the forward looking statements to eliminate any reference to the Private Securities Litigation Reform Act of 1995. Please see page 1.

General

2.  We have revised the disclosures in Form 8-K to show the U.S. Dollar equivalent for all disclosures made in Swiss Francs (CHF). Please see addition on page 2

Mr. H. Christopher Owings
January 11, 2007

Share Exchange with SES Societe D’Energie Solaire S.A.

3.  You indicate that based on the disclosure you note that there are 77,356,167 common shares issued and outstanding as of September 30, 2006, referring to Item 2 of Part II-Other Information of Form 10-QSB and request that this amount be reconciled with the amount of 68,981,167 of common shares disclosed to be outstanding after the merger transaction on September 27, 2006. Please know that pursuant to Section 8.2(k) of the Share Exchange Agreement filed as Exhibit 2.1 to the Current Report on Form 8-K filed on September 1, 2006, 8,375,000 shares were cancelled (77,356,167 - 8,375,000 = 68,981,167).

4.  You have asked whether common shares exceeded 68,981,167 after the closing date of the share exchange agreement and how this affects the surviving entity and/or shareholders if at all. As indicated in response 3 above the common shares did not exceed 68,981,167 after the closing date of the share exchange agreement.

Risk Factors

5.  We have eliminated the third sentence in the headnote. Please see page 4.

6.  You have indicated that some of the Company’s risk factors state facts and do not fully describe the risk. We have revised so that the risk factor captions, we believe, more clearly and concisely describe the risks. Please see pages 4-12.

We have a history of losses

7.  You have asked us to briefly discuss the risks which we referred to as “all the risks inherent in the establishment of a developing enterprise.” Please see page 5.

The reduction or elimination of government subsidies…

8.  You have asked us to eliminate mitigating language from our risk factors such as the first clause in the third sentence of the third paragraph which we have done. Please see page 7.

9.  You have indicated that this risk factor is long, and requested that we present as a separate risk factor the discussion of the lobbying efforts of electric utility companies to protect their revenue streams. Please see pages 7 and 8.

Mr. H. Christopher Owings
January 11, 2007

Businesses subsequent to the acquisition of Société D’Energie Solaire

10.  We have revised the statement in our business summary that our sales strategy is predicated primarily on being a “global producer.” Please see page 15.

11.  We stated that we will be contributing to “energy security, social equity, and protection of the ecosystems upon which life depends.” You have asked us to define “social equity” and to explain our statement in further detail. Please see page 15.

12.  We indicated that in addition to our product line of solar modules and solar tiles we offer comprehensive engineering services for special photovoltaic projects of a certain size. You have asked us to expand this section to provide detailed information concerning our operations and to include specific information regarding all activities to clearly describe our status and the magnitude of the post-acquisition business. Please see page 15.

General Information regarding photovoltaic cells/market

13.  You have requested that if information is based upon reports, articles or studies that the Company provide such documents. The information is voluminous; and, therefore we have cited to appropriate website addresses as per my conversation with Ms. Karu on December 21, 2006. Please see page 16.

Products

14.  We have eliminated the statement that our solar tiles are high quality and have eliminated similar references elsewhere in the document. Please see page 16.

15.  With respect to our statement that industry tests have shown that the tiles can withstand extreme wind conditions we have indicated that these tests were performed by third parties. Please see page 16.

16.  We have indicated that there is no assurance that our proprietary technology will give the Company a competitive advantage with respect to cost and reliability over the Company’s competitors. Please see page 17.

Mr. H. Christopher Owings
January 11, 2007

Market

17.  You have asked that in the interest of balanced disclosure that we indicate as in our risk factors section that the solar energy market is at a relatively early stage of development and the extent to which the Company’s solar tiles and modules will be widely adopted is uncertain. Accordingly, we have made such disclosure. Please see page 17.

Manufacturing Process

18.  We have revised the second sentence in the first paragraph to state that we believe the Company has one of the most versatile laminators in the world having the capability to laminate modules larger than 3 sq. meters. Please see page 18.

Research and Development

19.  We have provided an estimate of the amount spent during each of the last two fiscal years on research and development activities. None of the cost of such activities is borne by customers. Please see page 18.

Employees

20.  We have modified the number of employees and have indicated the number of external consultants and temporary workers working for the Company. Please see page 20.

Management’s Discussion and Analysis

Market Trends and Uncertainties

21.  The Company has disclosed the potential of unfavorable regulatory changes in Germany and that the Company’s operations are limited to Switzerland. However, the Company has not expanded its discussion to include the material uncertainties of economic and government incentives that exist in any other countries or markets because it currently only serves the Swiss market. Please see page 23.

Results of Operations—Fiscal Year Ended December 31, 2005

Revenues and Cost of Revenues

22.  We have explained why the release of inventory used to settle unpaid rent generated revenue including the basis in U.S. GAAP for the presentation and valuation of revenue as well as the amounts recognized in each of the periods presented. We have also confirmed that Atlantis Solar Systeme is an unrelated party and will disclose this in future filings, where applicable. Please see page pages 23 to 24.

Mr. H. Christopher Owings
January 11, 2007

Other Income

23.  We have explained the nature of the transaction described as the abandonment of accounts receivable as a foregiveness of a loan and the basis for the Company’s recognizing income. Please see page 24.

Results of Operations Six Months Ended June 30, 2006

Revenues and Costs of Revenues

24.  We have deleted any reference to U.S. GAAP. Please see page 24.

Operating Expenses

25.  Interest expense increased in the six months ended June 30, 2006 as compared with June 30, 2005 and we have explained that what is meant by a debt restructuring was an increase in the loan amount resulting in additional interest charges. Please see page 25.

Management

26.  We have revised each of the biographies in the section to the extent necessary to provide more clearly and concisely the information required by Item 401(a)(4) of Regulation S-B.

Market for Common Equity and Related Stockholder Matters

27.  The reason why the low bid price for the quarter ended June 30, 2006 was higher than the high bid price was because it was in error. This has now been corrected. Please see page 34.

28.  We indicate “N/A” with respect to quarters prior to the quarter ended June 30, 2006 because there was no trading.

Financial Statements

29.  You noted the disclosure in item 3 of the second paragraph of Item 9.01 regarding the requirement to provide pro forma information and to advise or revise the filing to include a detailed discussion of the significant pro forma effects on the continuing entity that are not apparent from the historical financial statements of Société D’Energie Solaire. Please know that there are no significant pro forma effects on the continuing entity that are not apparent from the historical financial statements of Société D’Energie Solaire.

Mr. H. Christopher Owings
January 11, 2007

Statement of Operations for the Year Ended December 31, 2004

30.  You have asked the Company to advise or revise and include a footnote explaining other income of $107,000 on the income statement for 2004. We have added a new footnote 13 which explains the source of this other income to be comprised of the following: (i) forgiveness of stockholder loan (CHF84,502) $68,320; (ii) late payment penalty paid by customer (CHF43,116) $34,859; and (iii) sale of goods not in the Company's ordinary course of business (CHF5,205) $4,209. Please see page 50.

Notes to the Financial Statements

Note 4. Summary of Significant Accounting Policies

31.  You have indicated that you note the risk factor and other disclosure regarding the significance of extended warranties although you do not see disclosure in the financial statements about warranties. We have added information with respect to the Company’s historical experience with respect to warranty expense and the Company’s analysis of why this is not a critical accounting policy. Please see page 45.

32.  You indicate that Note 4 states that research and development costs are expensed as incurred and that it is not clear why research and development is not reported as a separate line item in the statement of operations. Research and development costs are immaterial and thus not disclosed separately. Please see page 46.

33.  You indicate that the Company states that it recognizes revenue on product sales as product is sold and that footnote 5 discloses that the Company applies the percentage of completion method. You have asked the Company to expand or revise. The Company uses the completed contract method and the appropriate change to disclosure has been made. Please see page 48.

34.  You indicate that we disclose that the Company designs, engineers, assembles, and installs solar energy solutions although the Company’s accounting policy does not disclose that it recognizes multiple deliverables in a revenue arrangement and you ask whether EITF 00-21 is applicable to existing sales contracts that involve multiple deliverables and to include consideration of paragraph 5 of EITH in the Company’s response. EITH is not applicable to existing sales contracts that involve multiple deliverables because the Company does not make multiple deliveries. Please see page 48.

Mr. H. Christopher Owings
January 11, 2007

35.  The Company confirms that there was no bad debt expense in either 2004 or 2005. The lack of bad debt experience is consistent with the disclosures in management’s discussion and analysis of the customer bankruptcy and abandonment of accounts receivable because (i) the bankruptcy of Atlantis Solar Systeme was the bankruptcy of a tenant and not of a customer (please see the Company’s response to question 22 and pages 23 to 24) and (ii) the Company has deleted the reference to abandonment of accounts receivables under “Other Income” for the fiscal year ended December 31, 2005 (please see page 54) Accounts receivable were negative at December 31, 2004, because prepayments were recorded against receivables. The Company has now revised its financial statements to include prepayments as a separate item.

Note 8. Long-Term Debt Service Cantonal de l’energie

36.  The Company will revise future filings to reconcile the footnote disclosure to the amount reported on the face of the balance sheet.

37.  The Company does not receive any forms of consideration from third-party equipment manufacturers. Please see page 52.

Change in Accountants

38.  BDO Visura were officially appointed as accountants on November 3, 2006. The Company notes your comment.

Exhibits

39.  The Corporation’s code of ethics from its Form 10KSB filed on March 31, 2005, currently remains applicable to the Company’s post-acquisition business.

Form 10QSB for the Three Months Ended September 30, 2006

Page numbers refer to the Form 10QSBA, annexed hereto.

Statement of Operations (Unaudited), page F-3

40.  As requested, the Company sets forth below a reconciliation of the numerators and denominators for basic earnings per share.

  Mr. H. Christopher Owings
January 11, 2007

	For the period ended September 30, 2006
	Income	Shares	Per-Share
	(Numerator)	(Denominator)	(Amount)
	USD		USD
Loss before extraordinary item and accounting change	194.351

Less : Preferred stock dividends	0

Basic EPS
Loss available to common stockholders	194.351	68.981.167	0.0028

Effect of Dilutive Securities
Warrant	0	0
Convertible preferred stock	0	0

Diluted EPS
Loss available to common stockholders + assumed conversions	194.351	68.981.167	0.0028

Statement of Operations (Unaudited), page F-4

41.  The Company’s presentation of the $3,981,080 cash proceeds from the issuance of 4,976,350 common shares on September 8, 2006 was the result of equity raised pursuant to four private placement agreements. Although the closing of the four private placement agreements was contingent on the consummation of the share exchange agreement the cash proceeds were collected before the consummation of the share exchange agreement on September 27, 2006. The cash flow from investing activities reflects the net assets of the shell prior to consummation of the share exchange transaction on September 27, 2006. This information has been added to Note 16. Please see page F-9.

42.  You have asked the Company for the basis for calculating and recording an investing cash inflow for acquisition of approximately $3.5 million and ($38,328) for a currency adjustment on equity. As indicated in our response to your question number 41, the approximately $3.5 million was raised pursuant to four private placement transactions.

The Company takes note of your comment that the effects of exchange rate changes on cash should be presented after financing activities and before the cash balances and the Company will do so in connection with future filings. The $816,700 cash held in trust is not presented in the financial statements because as of September 30, 2006, it is included in the $3.5 million equity amount.

Mr. H. Christopher Owings
January 11, 2007

Notes to the Financial Statements, page F-5

General

43.  The Company will revise future filings to include a note that the interim statements are unaudited and include all adjustments necessary to make the financial statements not misleading, if true. The Company will also disclose that the “period” referred to in the statements is the three or nine-month period, as applicable.

Note 1. Organization and Nature of Operations, page F-5

44.  In future filings the Company will include a footnote explaining what “other expenses” represent on the face of the statement of operations, if material, and acknowledge your note that the line item represents approximately 6% of net loss for the three months ended September 30, 2006.

Note 14, Income Taxes, page F-10

45.  Based on the available evidence it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company confirms that it has deferred tax assets for net operating losses and the book and tax basis differences for fixed assets. Please see page F-9.

46.  You have asked the Company whether the recapitalization on September 27, 2006, qualifies as a change in majority ownership and the impact, if any, on the deferred tax asset related to accumulated deficits, if any and you reference the Company’s disclosure of the Swiss tax code. The recapitalization on September 27, 2006, resulted in a change in majority ownership. Under Swiss law this has no impact on the deferred tax asset related to accumulated deficits. Please see change to Note 14, page F-9.

Management’s Discussion and Analysis or Plan of Operations

Liquidity and Capital Resources

Investing Activities

47.  You have asked the Company to expand its discussion to explain how $3.5 million of investing cash inflows was caused by the share exchange in the reverse merger. Under the terms of four private placement subscription agreements a condition precedent to closing under the subscription agreements was the consummation of the share exchange agreement transaction. Accordingly, upon the consummation of the share exchange agreement transaction the Company received approximately $3.5 million of investing cash inflows. Please see page 3.

Mr. H. Christopher Owings
January 11, 2007

Capital Expenditures

48.  Our company incurred minimal capital expenditures during the nine months ended September 30, 2006. As of September 30, 2006, our company did not have any material commitments for capital expenditures however management anticipates that our company will spend additional material amounts on capital expenditures in the near future for the purchase of new machinery and the completion of the new facility. We anticipate an investment of approximately CHF 10,500,000 (US$8,575,350) for the new building and a capital expenditure of CHF 3,000,000 (US$2,420,100) for the new machinery over the next 2 years. These are estimates before call for bids. Please see page 4.

Controls and Procedures

(b) Changes in Internal Control over Financial Reporting

49.  The Company verifies that there were no changes in the company’s internal control over financial reporting that occurred during the quarter ended September 30, 2006, that materially affected or is reasonably likely to materially affect the company’s internal control over financial reporting.

Please also find attached, as you requested, a letter from the Company acknowledging that:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Christopher Owings
January 11, 2007

Please call me to discuss any additional comments or questions, if any, you might have after your review of this letter and it contents and before we file the amended 8KA and 10QSBA.

Very truly yours, Karen A. Monroe

cc:	Mr. Andreas Wyss BDO Visura

KAM:ti
Attachment